FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: June 29, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	June 28, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886.2.8780.5489	email: freddie_liu@aseglobal.com

US IR Contact:
Ken Hsiang, President, ISE Labs, Inc.
Tel: +1.510.687.2475	email: khsiang@iselabs.com

     ASE TEST LIMITED AND ASE, INC. REACH FINAL SETTLEMENT
WITH INSURERS OF US$26 MILLION IN CONNECTION WITH FIRE ACCIDENT

Taipei, Taiwan, R.O.C., June 28, 2006 – ASE Test Limited (NASDAQ: ASTSF, TAIEX: 9101) (hereinafter "ASE Test", or the “Company”) today announced that a final settlement amount has been reached between ASE Test, its parent, Advanced Semiconductor Engineering, Inc. (hereinafter “ASE, Inc.”), and the 9 insurers under its Fire Insurance Policy, who together acted as co-insurers, with regards to the fire damage incurred to ASE, Inc.’s Chung-Li plants on May 1, 2005, including damage incurred by ASE Test in connection with its operations at Chung-Li. The 9 co-insurers are Zurich Insurance (Taiwan) Ltd., Fubon Insurance Co., Ltd., Cathay Century Insurance Co., Ltd., Shinkong Insurance Co., Ltd., Mingtai Fire & Marine Insurance Co., Ltd., The First Insurance Co., Ltd., Taiwan Fire & Marine Insurance Co., Ltd., Chung Kuo Insurance Co., Ltd. and South China Insurance Co., Ltd. (hereinafter collectively, the "Co-Insurers"). The final settlement amount with respect to damages incurred by ASE Test as a result of the fire, after subtracting the deductible amount from the total insured loss as provided for under the Fire Insurance Policy, is NT$850 million (US$26 million). The Co-Insurers already paid an interim payment in the amount of NT$12 million (US$0.4 million) in mid-October 2005 with respect to damages incurred by ASE Test. This interim payment will be deducted from the final settlement amount and the Co-Insurers will pay a final payment of NT$838 million (US$25.6 million) with respect to damages incurred by ASE Test in accordance with the provisions of the Fire Insurance Policy. ASE Test, ASE, Inc. and the Co-Insurers executed a settlement agreement on June 27, 2006 pursuant to the Fire Insurance Policy.

The final settlement amount and the final payment with respect to the damages incurred by ASE Test as a result of the fire represent a portion the total settlement reached by ASE, Inc. in connection with the fire. ASE Inc.’s total final settlement amount in connection with the fire accident in Chung-Li, after subtracting the deductible amount from the total insured loss as provided for under the Fire Insurance Policy, is NT$8,068 million (US$247 million).

As the settlement amount is now finalized, the Company expects to recognize approximately

NT$820 million (US$25 million) of non-operating income in the second quarter of 2006. The Company is still in the process of repairing certain assets damaged by the fire and determining how much of the losses originally recognized in connection with the fire will be reversed as a result of such repairs. The Company will announce the impact to its earnings when it reports its 2Q06 consolidated financial results, which is scheduled for August 2, 2006.

Safe Harbor Notice
     This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.